HORWITZ, CRON & ARMSTRONG, LLP
                                Attorneys at Law

                           26475 Rancho Parkway South
                          Lake Forest, California 92630
                            Telephone (949) 540-6540
                            Facsimile (949) 540-6578


                                November 2, 2011

Barbara C. Jacobs
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Goff Corp.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed October 11, 2011
         File No. 333-176509

Dear Ms. Jacobs:

     Thank you for your October 27, 2011 comment correspondence to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 for Goff Corporation (the "Company"). The following is in response to your October 27, 2011 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 3 to the Company's Registration Statement.

Risk Factors

1. WE REFER TO THE REVISIONS MADE IN RESPONSE TO PRIOR COMMENT FIVE OF OUR SEPTEMBER 23, 2011 COMMENT LETTER. PLEASE REVISE YOUR DOCUMENT TO DISCUSS IN GREATER SPECIFICITY THE LIMITATIONS OF YOUR REPORTING OBLIGATIONS AS A
     SECTION 15(D) REGISTRANT (E.G. LIMITATIONS RELATING TO PROXY RULES, SECTION 16 SHORT-SWING PROFIT PROVISIONS, BENEFICIAL OWNERSHIP REPORTING, AND THE TENDER OFFER RULES).

     The Registration Statement has been amended to include the following detail regarding limitations of the Company's reporting obligations:

     WE DO NOT INTEND TO REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE EXCHANGE ACT, AND AS SUCH, WE WILL ONLY BE SUBJECT TO LIMITED REPORTING REQUIREMENTS PURSUANT TO SECTION 15(D) OF THE EXCHANGE ACT.

     We do not intend to register a class of securities under Section 12 of the Exchange Act. Therefore, we will only be subject to limited reporting requirements imposed by Section 15(d) of the Exchange Act. Specifically, in addition to the limited reporting requirements, we are not subject to the Proxy Rules outlined in Section 14 of the Exchange Act, the Section 16 short-swing profit provisions, or the tender offer rules under the Williams Act, nor shall our officers, directors and beneficial owners be required to report their beneficial ownership to the SEC under Section 16 of the Exchange Act. Pursuant to Section 15(d), we will be required to file periodic reports with the SEC, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, once this

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     Registration  Statement is declared  effective.  Thus,  investors will have access to less information about the Company and therefore bear a larger risk than if we were a fully reporting company.

2. WE NOTE THE REVISIONS MADE IN RESPONSE TO PRIOR COMMENT 6 OF OUR SEPTEMBER 23, 2011 COMMENT LETTER. THIS RISK FACTOR DISCLOSURE IN YOUR REVISED DOCUMENT SHOULD CLEARLY INDICATE THAT YOUR DUTY TO FILE UNDER SECTION 15(D) OF THE EXCHANGE ACT SHALL ALSO BE AUTOMATICALLY SUSPENDED AS TO ANY FISCAL YEAR, OTHER THAN THE FISCAL YEAR WITHIN WHICH SUCH REGISTRATION STATEMENT BECAME EFFECTIVE, IF, AT THE BEGINNING OF SUCH FISCAL YEAR, THE SECURITIES OF EACH CLASS TO WHICH THE REGISTRATION STATEMENT RELATES ARE HELD OF RECORD BY LESS THAN THREE HUNDRED PERSONS.

     The Registration Statement has been amended as follows:

     IF WE HAVE LESS THAN 300 RECORD SHAREHOLDERS AT THE BEGINNING OF ANY FISCAL YEAR, OTHER THAN THE FISCAL YEAR WITHIN WHICH THIS REGISTRATION STATEMENT BECOMES EFFECTIVE, OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE EXCHANGE ACT WILL BE SUSPENDED.

     There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this offering. If we have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act will be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for the fiscal year end immediately following this offering. Furthermore, if, at the beginning of any fiscal year, we have fewer than 300 record shareholders for the class of securities being registered under this Registration Statement, our reporting obligations under Section 15(d) of the Exchange Act will be automatically suspended for that fiscal year. If we were to cease reporting, you will not have access to updated information regarding the Company's business, financial condition and results of operation.

Security Ownership of Certain Beneficial Owners and Management

3. WE NOTE THAT YOU HAVE PROVIDED DISCLOSURE REGARDING THE BENEFICIAL OWNERSHIP OF YOUR SECURITIES AS OF THE DATE OF YOUR UNAUDITED FINANCIAL STATEMENTS (I.E. JUNE 30, 2011). PLEASE REVISE YOUR DOCUMENT SO AS TO PROVIDE THIS INFORMATION AS OF THE MOST RECENT PRACTICABLE DATE.

     The Registration Statement has been revised to reflect beneficial ownership status as of October 31, 2011.

                                   Sincerely,

                                   HORWITZ, CRON & ARMSTRONG, LLP


                                   /s/ Horwitz, Cron & Armstrong, LLP
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